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FORM X-17A-5
PART III

SEC FILE NUMBER
8-53221

SEC Mail Processing

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMA Wealth, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 E Douglas Avenue Suite 400
(No. and Street)

Wichita	KS	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W Holt — 316-266-6584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard W. Holt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMA Wealth, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1/30/2025

Signature

President, CIO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMA Wealth

WEALTH MANAGEMENT | RETIREMENT PLAN CONSULTING

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

WITH

INDEPENDENT AUDITORS' REPORT

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available at the Company's office.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IMA Wealth, Inc.
Wichita, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IMA Wealth, Inc., (the "Company") as of December 31, 2020, the related statement of earnings, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IMA Wealth, Inc.as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to IMA Wealth, Inc., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 15 has been subjected to audit procedures performed in conjunction with the audit of IMA Wealth, Inc.'s financial statements. The supplemental information is the responsibility of IMA Wealth, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

2/15/2021

IMA WEALTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

	2020
CURRENT ASSETS	
Cash and cash equivalents	$ 6,448,792
Commissions receivable	233,177
Account receivable - other	309,927
Prepaid expenses	63,570
Total current assets	6,519,632
Property and equipment, net of accumulated Depreciation of $69,818	33,765
Intangible asset, net of accumulated amortization of $107,623	20,105
	$ 7,109,337

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 649,266
Accrued expenses, Parent	539,667
Income taxes payable, Parent	255,249
Total liabilities	1,444,181
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,034
Retained earnings	3,499,122
Total stockholder's equity	5,665,155
	$ 7,109,337

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF EARNINGS

YEAR ENDED DECEMBER 31, 2020

	2020
Revenues:	
Commission and fee income	$ 6,481,964
Other Income	(18,651)
Interest	27,837
	6,491,150
Expenses:	
Payroll, payroll taxes and benefits	3,961,777
General and administrative	1,508,378
	5,470,155
Income before income taxes	1,020,995
Income taxes - current	(255,249)
Net income	$ 765,746

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2019	100,000	$ 100,000	$ 2,066,034	$ 2,733,376	$ 4,899410
Net income	--	--	--	**765,746**	**765,746**
Balance, December 31, 2020	**100,000**	**$ 100,000**	**$ 2,066,034**	**$ 3,499,122**	**$ 5,665,156**

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

	2020
Cash flows from operating activities:	
Net income	$ 765,746
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	50,980
Changes in operating assets and liabilities:	
Commissions receivable	(114,645)
Accounts receivable - other	(51,392)
Prepaid expenses	(60,596)
Loss on sale of assets	18,694
Accounts and producer payable	(131,425)
Accrued expenses, Parent	243,089
Income taxes payable, Parent	177,091
Net cash flow provided by operating activities	897,541
Cash flows from investing activities:	
Purchase of property and equipment	0
Net cash flow used in investing activities	0
Net increase in cash and cash equivalents	897,541
Cash and cash equivalents, beginning of year	5,551,252
Cash and cash equivalents, end of year	$ 6,448,792

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

1. BUSINESS OPERATIONS

IMA Wealth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMAFG"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker/dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company provides mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also registered with the SEC as an investment advisor. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – Wealth advisory and retirement consulting fees consist of fees received by the Company for their advisory role with respect to asset management and are recognized in accordance with the completion of performance obligations within the terms of the client agreements. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the advisory and retirement consulting services.

Commissions and fees, consisting primarily of 401(k) finder fees, 401(k) commission trails, and other fees are earned by the Company for their advisory role for certain accounts. These fees are recognized throughout the year upon completion of performance obligations and accrued monthly. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the advisory services.

Insurance commissions recognized on the trade date as management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be the point in time which a customer acquires the economic benefit of an insurance contract.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance Obligations Satisfied at a Point in Time	$3,475,579
Performance Obligations Satisfied Over Time	3,015,571
Total Revenue	$6,491,150

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - The Company files consolidated income tax returns with IMAFG. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 25%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2020, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2020, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Accounts Receivable – Accounts receivable consists primarily of wealth advisory and retirement consulting fees, as well as commissions. Management has determined that all accounts receivable are collectable and accordingly have not established a reserve account.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 per year for the next year and approximately $5,900 in the second year.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events - Subsequent events have been evaluated through February 15, 2021, which is the date the financial statements were issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with IMAFG and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. The Company recognized $2,003,365 of expenses for 2020 related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $539,667, reflected as "Accrued expenses – Parent", on the statement of financial condition at December 31, 2020.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. EMPLOYEE BENEFITS

The Company participates in the IMA Financial Group, Inc. 401k Profit Sharing Plan and Trust, a plan the IMA Financial Group, Inc. (Parent) sponsors, for the benefit of eligible employees. The Parent matches 100% of the first 3% of employee contribution, then 50% of the next 2% for a maximum of 4% of eligible pay. The Parent reserves the right to amend or terminate the plan at any time. Included in compensation and employee benefits expense in the accompanying statements of income is matching expense of $44,448 for the year ended December 31, 2020. Included in compensation and employee benefits expense in the accompanying statements of income is profit sharing of $80,417 for the year ended December 31, 2020.

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consists of the following:

Furniture	$75,670
Equipment	27,913
	103,583
Less accumulated depreciation	(69,818)
Property and Equipment, Net	$33,765

In addition to the depreciation expense incurred on owned assets, $97,597 was allocated from the parent company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net regulatory capital and net capital requirements of $4,908,255 and $96,279, respectively. The Company's aggregate indebtedness to net capital ratio was .29 to 1 at December 31, 2020.

IMA WEALTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2020

SUPPLEMENTARY INFORMATION

	2020
Aggregate indebtedness:	
Accounts and producer payables	$ 686,108
Accrued expenses, Parent	502,825
Income taxes payable, Parent	255,248
Total aggregate indebtedness	$ 1,444,181
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,034
Retained earnings	3,499,122
Total credit items	5,665,156
Deductions and charges:	
Commissions receivable	233,177
Account receivable - other	309,927
Prepaid expenses	63,570
Property and equipment, net	33,765
Intangible asset, net	20,105
Haircut on securities owned	77
Total deductions and charges	660,621
Net capital	$ 5,004,534
Capital requirements:	
Net capital	$ 5,004,534
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	96,279
Net capital in excess of requirements	$ 4,908,255
Ratio of aggregate indebtedness to net capital	.29 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2020.

Reconciliation with Company's calculation:

There is no difference from the Company's calculations included in its Part II of Form X-17a-5 as of December 31, 2020, and the audited computation above.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
IMA Wealth, Inc.,

We have reviewed management's statements, included in the accompanying IMA Wealth, Inc. Exemption Report in which (1) IMA Wealth, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which IMA Wealth, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Company, stated that IMA Wealth, Inc. met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. IMA Wealth, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

IMA WEALTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2020

IMA Wealth, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers").This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph (k)(1) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2020.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

Signature

President

Title

02/15/2021

Date

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
IMA Wealth, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by IMA Wealth, Inc.(the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2020, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting no differences;
2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, to supporting schedules and working papers;
3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

February 15, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

IMA WEALTH, INC.

SCHEDULE OF FORM SIPC -3 REVENUES FOR THE YEAR ENDED

DECEMBER 31, 2020

Amount ($)	**Business activities through which revenue was earned**
$1,570,866	Sale of Investment Company Shares
$216,776	Sale of Non-Securities Insurance Based Products
$4,484,033	Investment Advisory Services and Account Supervision Fees
$6,491,150	**Total Revenues**